# Sit Mutual Funds

3300 IDS Center • 80 South Eighth Street • Minneapolis, MN • 55402

Investor Line: 800-332-5580
www.sitfunds.com

## AVERAGE ANNUAL RETURNS FOR PERIODS ENDED SEPTEMBER 30, 2008

| SIT FIXED-INCOME FUNDS | Three Month* | Six Month* | One Year | Three Year | Five Year | Ten Year | Since Inception | Inception Date | As of 9/30/2008: 30-Day SEC Yield | As of 9/30/2008: Distribution Rate[3] |
|---|---|---|---|---|---|---|---|---|---|---|
| **U.S. Government Securities SNGVX** | **0.99%** | **0.81%** | **6.54%** | **5.17%** | **4.24%** | **4.75%** | **6.58%** | **6/2/87** | **5.05%** | **4.65%** |
| Lehman Interm. Govt. Bond Index | 1.79 | -0.08 | 7.52 | 5.63 | 4.00 | 5.13 | 6.80 | | | |
| **Tax-Free Income[1] SNTIX** | **-4.32** | **-3.51** | **-5.25** | **-0.06** | **1.43** | **2.49** | **5.12** | **9/29/88** | **5.13[4]** | **4.28** |
| Lehman 5-Year Municipal Bond Index | 0.66 | -0.15 | 3.72 | 3.52 | 2.81 | 4.25 | 5.64 | | | |
| **Minnesota Tax-Free Income SMTFX** | **-3.74** | **-2.82** | **-3.38** | **1.19** | **2.41** | **3.26** | **4.42** | **12/1/93** | **5.02[5]** | **4.31** |
| Lehman 5-Year Municipal Bond Index | 0.66 | -0.15 | 3.72 | 3.52 | 2.81 | 4.25 | 4.69 | | | |
| **SIT MONEY MARKET FUND** | | | | | | | | | 7-Day Yield[6] | 7-Day Effective Yield[6] |
| **Money Market Fund[2] SNIXX** | **0.49** | **1.05** | **3.05** | **4.06** | **3.01** | **3.24** | **3.78** | **11/1/93** | **1.78%** | **1.80%** |
| 3-Month Treasury Bill (Estimated) | 0.59 | 1.00 | 2.42 | 4.01 | 3.18 | 3.39 | 3.96 | | | |

**3-month and 6-month returns not annualized.*

### TOTAL RETURN BY CALENDAR YEAR

| | 1998 | 1999 | 2000 | 2001 | 2002 | 2003 | 2004 | 2005 | 2006 | 2007 | YTD 2008 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **U.S. Government Securities SNGVX** | **6.52%** | **1.37%** | **9.15%** | **8.56%** | **5.79%** | **1.19%** | **3.35%** | **2.49%** | **4.13%** | **6.92%** | **3.89%** |
| Lehman Interm. Govt. Bond Index | 8.49 | 0.49 | 10.47 | 8.42 | 9.64 | 2.29 | 2.33 | 1.68 | 3.84 | 8.47 | 4.02 |
| **Tax-Free Income[1] SNTIX** | **6.29** | **-4.01** | **8.32** | **5.84** | **5.69** | **2.87** | **3.96** | **3.30** | **3.54** | **0.26** | **-4.65** |
| Lehman 5-Year Municipal Bond Index | 5.84 | 0.74 | 7.72 | 6.21 | 9.27 | 4.13 | 2.72 | 0.95 | 3.34 | 5.15 | 1.78 |
| **Minnesota Tax-Free Income SMTFX** | **6.14** | **-3.82** | **8.09** | **5.85** | **7.06** | **4.42** | **3.68** | **4.44** | **4.92** | **1.04** | **-3.25** |
| Lehman 5-Year Municipal Bond Index | 5.84 | 0.74 | 7.72 | 6.21 | 9.27 | 4.13 | 2.72 | 0.95 | 3.34 | 5.15 | 1.78 |
| **Money Market Fund[2] SNIXX** | **5.17** | **4.79** | **6.03** | **3.67** | **1.25** | **0.65** | **0.88** | **2.77** | **4.59** | **4.79** | **1.92** |
| 3-Month Treasury Bill (Estimated) | 5.01 | 4.88 | 6.16 | 3.50 | 1.67 | 1.03 | 1.41 | 3.26 | 5.00 | 4.56 | 1.52 |

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual returns include reinvestment of all dividends and capital gains. For any returns less than one year, the returns are cumulative. Investors should consider the investment objectives, risks, charges and expenses of the Fund carefully before investing. This and other information is contained in the Funds' prospectus, which may be obtained by calling or visiting www.sitfunds.com. Please read this prospectus carefully before you invest or send money. An investment in the Money Market Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Money Market Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

(1) Pursuant to a Plan of Reorganization on 7/27/07, the Tax-Free Income Fund ("Tax-Free Fund") acquired all of the assets of Florida Tax-Free Income Fund ("Florida Fund") and issued shareholders of Florida Fund shares of Tax-Free Fund equal in value to the shares of Florida Fund that they owned. Florida Fund was liquidated and dissolved.
(2) Converted from Sit Investment Reserve Fund to Sit Money Market Fund on 11/1/93.
(3) Based on the last 12 monthly distributions of net investment income and average NAV as of 9/30/2008.
(4) For individuals in the 25%, 28%, 33% and 35% federal tax brackets, the federal tax equivalent yields are 6.84%, 7.13%, 7.66% and 7.89% respectively. (Income subject to state tax, if any.)
(5) For Minnesota residents in the 25%, 28%, 33% and 35% federal tax brackets, the double exempt tax equivalent yields are 7.26%, 7.57%, 8.13% and 8.38% respectively. (Assumes the maximum Minnesota tax bracket of 7.85%).
(6) The yield quotation more closely reflects the current earnings of the Money Market Fund than the total return quotation which refers to a specific past holding period.

# Sit Mutual Funds

3300 IDS Center • 80 South Eighth Street • Minneapolis, MN • 55402

Investor Line: 800-332-5580
www.sitfunds.com

## AVERAGE ANNUAL RETURNS FOR PERIODS ENDED SEPTEMBER 30, 2008

| SIT EQUITY FUNDS | Three Month* | Six Month* | One Year | Three Year | Five Year | Ten Year | Since Inception | Inception Date | 12-Month Distribution Rate As of 9/30/2008[1] |
|---|---|---|---|---|---|---|---|---|---|
| **Balanced SIBAX** | **-8.39%** | **-8.64%** | **-13.82%** | **1.77%** | **5.29%** | **2.91%** | **6.40%** | **12/31/93** | **2.25%** |
| S&P 500 Index | -8.37 | -10.87 | -21.98 | 0.22 | 5.17 | 3.06 | 8.37 | | |
| Lehman Aggregate Bond Index | -0.49 | -1.50 | 3.65 | 4.15 | 3.78 | 5.20 | 5.96 | | |
| **Dividend Growth Class I SDVGX** | **-7.24** | **-7.54** | **-12.80** | **5.81** | **—** | **—** | **7.51** | **12/31/03** | **1.63** |
| S&P 500 Index | -8.37 | -10.87 | -21.98 | 0.22 | — | — | 2.93 | | |
| **Dividend Growth Class S SDVSX** | **-7.39** | **-7.79** | **-13.14** | **—** | **—** | **—** | **3.39** | **3/31/06** | **1.43** |
| S&P 500 Index | -8.37 | -10.87 | -21.98 | — | — | — | -2.19 | | |
| **Large Cap Growth SNIGX** | **-11.47** | **-9.70** | **-16.70** | **2.43** | **7.18** | **1.44** | **10.08** | **9/2/82** | |
| Russell 1000® Growth Index | -12.33 | -11.23 | -20.88 | 0.04 | 3.74 | 0.59 | 10.61 | | |
| **Mid Cap Growth NBNGX** | **-18.68** | **-14.35** | **-26.91** | **0.19** | **7.81** | **4.30** | **12.17** | **9/2/82** | |
| Russell Midcap® Growth Index | -17.75 | -13.93 | -24.65 | -0.75 | 6.53 | 5.51 | — | | |
| **International Growth SNGRX** | **-21.69** | **-20.11** | **-27.99** | **1.10** | **7.87** | **0.22** | **4.09** | **11/1/91** | |
| MSCI EAFE Growth Index | -21.92 | -21.90 | -28.48 | 2.16 | 9.23 | 2.97 | 3.61 | | |
| **Small Cap Growth SSMGX** | **-14.93** | **-8.24** | **-25.74** | **0.59** | **6.96** | **8.80** | **10.78** | **7/1/94** | |
| Russell 2000® Growth Index | -6.99 | -2.83 | -17.07 | 1.45 | 6.64 | 4.67 | 6.05 | | |
| **Developing Markets Growth SDMGX** | **-27.22** | **-25.38** | **-32.77** | **8.22** | **16.54** | **10.77** | **4.79** | **7/1/94** | |
| MSCI Emerging Markets Index | -27.61 | -28.76 | -34.69 | 5.97 | 15.82 | 11.93 | 3.54 | | |

**3-month and 6-month returns not annualized.*

*Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual returns include reinvestment of all dividends and capital gains. For any returns less than one year, the returns are cumulative. Investors should consider the investment objectives, risks, charges and expenses of the Fund carefully before investing. This and other information is contained in the Funds' prospectus, which may be obtained by calling or visiting www.sitfunds.com. Please read the prospectus carefully before you invest or send money.*

(1) Based on the last 12 months of distributed net investment income and average NAV as of 9/30/2008. One of the investment objectives of Sit Balanced Fund and Sit Dividend Growth Fund is to provide income, which is distributed quarterly.

# Sit Mutual Funds

3300 IDS Center • 80 South Eighth Street • Minneapolis, MN • 55402

Investor Line: 800-332-5580
www.sitfunds.com

## TOTAL RETURN BY CALENDAR YEAR

| | 1998 | 1999 | 2000 | 2001 | 2002 | 2003 | 2004 | 2005 | 2006 | 2007 | YTD 2008 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Balanced SIBAX** | **21.30%** | **20.15%** | **-4.80%** | **-12.99%** | **-18.59%** | **19.20%** | **9.22%** | **7.51%** | **7.88%** | **10.52%** | **-13.53%** |
| S&P 500 Index | 28.58 | 21.04 | -9.11 | -11.88 | -22.10 | 28.68 | 10.88 | 4.91 | 15.80 | 5.50 | -19.29 |
| Lehman Aggregate Bond Index | 8.69 | -0.82 | 11.63 | 8.44 | 10.25 | 4.10 | 4.34 | 2.43 | 4.33 | 6.97 | 0.63 |
| **Dividend Growth Class I SDVGX** | — | — | — | — | — | — | **10.91** | **9.41** | **18.29** | **12.89** | **-12.95** |
| S&P 500 Index | — | — | — | — | — | — | 10.88 | 4.91 | 15.80 | 5.50 | -19.29 |
| **Dividend Growth Class S SDVSX** | — | — | — | — | — | — | — | — | **11.25**[(1)] | **12.56** | **-13.19** |
| S&P 500 Index | — | — | — | — | — | — | — | — | 11.11[(1)] | 5.50 | -19.29 |
| **Large Cap Growth[(2)] SNIGX** | **30.56** | **33.41** | **-13.84** | **-27.70** | **-30.58** | **26.34** | **12.79** | **9.59** | **9.54** | **14.14** | **-16.44** |
| Russell 1000® Growth Index | 38.72 | 33.16 | -22.43 | -20.42 | -27.89 | 29.76 | 6.30 | 5.27 | 9.08 | 11.81 | -20.27 |
| **Mid Cap Growth[(3)(4)] NBNGX** | **6.84** | **70.65** | **-4.35** | **-33.39** | **-34.64** | **38.51** | **17.02** | **15.27** | **9.56** | **18.87** | **-25.14** |
| Russell Midcap® Growth Index | 17.87 | 51.29 | -11.75 | -20.15 | -27.41 | 42.71 | 15.48 | 12.10 | 10.65 | 11.44 | -23.35 |
| **International Growth[(5)] SNGRX** | **18.95** | **50.77** | **-26.66** | **-33.26** | **-29.84** | **28.70** | **12.97** | **14.67** | **18.19** | **16.08** | **-28.07** |
| MSCI EAFE Growth Index | 22.21 | 29.46 | -24.51 | -24.58 | -16.02 | 31.99 | 16.12 | 13.28 | 22.33 | 16.45 | -28.28 |
| **Small Cap Growth[(4)] SSMGX** | **1.97** | **108.63** | **6.25** | **-28.19** | **-26.22** | **34.57** | **6.79** | **18.52** | **7.99** | **20.43** | **-22.69** |
| Russell 2000® Growth Index | 1.24 | 43.10 | -22.44 | -9.24 | -30.27 | 48.53 | 14.31 | 4.15 | 13.34 | 7.05 | -15.29 |
| **Developing Markets Growth[(5)] SDMGX** | **-24.93** | **82.50** | **-30.18** | **-12.01** | **-18.37** | **45.96** | **16.54** | **33.77** | **31.59** | **40.72** | **-35.41** |
| MSCI Emerging Markets Index | -27.52 | 63.70 | -31.80 | -4.91 | -7.97 | 51.59 | 22.45 | 30.31 | 29.18 | 36.48 | -36.82 |

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual returns include reinvestment of all dividends and capital gains. For any returns less than one year, the returns are cumulative.

(1) Due to the Fund's inception date of 3/31/06, the 2006 calendar year returns for the Sit Dividend Growth Fund Class S and its benchmark (S&P 500 Index) reflect nine months of performance.
(2) Pursuant to a Plan of Reorganization on 7/14/00, the Large Cap Growth Fund acquired all of the assets of Regional Growth Fund in exchange for shares of common stock of the Large Cap Growth Fund.
(3) Pursuant to a Plan of Reorganization on 10/26/07, the Mid Cap Growth Fund acquired all of the assets of the Science and Technology Growth Fund in exchange for shares of common stock of the Mid Cap Growth Fund.
(4) Stocks of small- and mid-sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.
(5) International investing has special risks, such as currency exchange fluctuations, high volatility, illiquidity and the possibility of political instability.